UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form SD
Specialized Disclosure Report
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Freeport-McMoRan Copper & Gold Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-11307-01 (Commission File Number)	74-2480931 (I.R.S. Employer Identification No.)

333 North Central Avenue Phoenix, AZ (Address of Principal Executive Offices)	85004-2189 (Zip Code)

Douglas N. Currault II
Assistant General Counsel and Secretary
(602) 366-8100
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflicts Minerals Disclosure and Report
Conflict Minerals Disclosure
Freeport-McMoRan Copper & Gold Inc. (“FCX”) is a leading international natural resources company with revenues of approximately $21 billion for the year ended December 31, 2013. FCX does not tolerate human rights transgressions. FCX’s Human Rights Policy, which is available on the Company’s website at http://www.fcx.com/sd/security/index.htm, requires the Company and its contractors to conduct business in a manner consistent with the United Nations’ Universal Declaration of Human Rights, educate and train employees and protect any workforce member who reports suspected violations. FCX has established site-specific human rights policies and procedures consistent with its human rights policy, in-country laws and regulations, and the Voluntary Principles on Security and Human Rights.
In addition to its mining and oil and gas operations, FCX has a specialty copper products facility (“the Bayway operation”) that produces tin-coated copper wire. The Bayway operation made two purchases of tin totaling less than $150,000 for use in the manufacture of coated copper wire during 2013. Because tin is necessary to the functionality of the coated copper wire, in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, and Form SD, FCX conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the tin used in the manufacture of the coated copper wire in 2013 originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. Terms used herein have the meanings ascribed to them in Form SD.
The Bayway operation has two suppliers of tin that was used in the manufacture of its products during 2013. In conducting its RCOI, FCX performed inquiries of these suppliers to identify the source smelters. Both suppliers specifically identified the smelters that provided the tin used by the Bayway operation during 2013. One of the smelters identified represented that it sources its tin solely from its own mine, which is not located in the DRC or an adjoining country. For the other smelter identified, FCX obtained and reviewed its conflict minerals policy, which included an affirmative statement that it did not source its minerals from the DRC or an adjoining country.
FCX also compared the smelters identified by its two tin suppliers against the list of smelters recognized as compliant with the relevant Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Free Smelter Program assessment protocols. The Conflict Free Sourcing Initiative, an initiative of the EICC-GeSI, has developed an audit protocol for verification of entities as compliant with the Conflict Free Smelter Program in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the DRC and adjoining countries. The Conflict Free Smelter List is composed of entities that are compliant with the Conflict Free Smelter Program and that have been subject to an independent third party audit to assess whether the entity employed policies, practices, and procedures to source conflict free minerals. All smelters identified by our suppliers were recognized as compliant with the Conflict Free Smelter Program, and therefore, “conflict free.” Based on its RCOI, FCX has no reason to believe that the tin used by the Bayway operation for the manufacture of coated copper wire during 2013 may have originated from the DRC or an adjoining country.
A copy of this Form SD is publicly available on the Company’s website, “www.fcx.com.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREEPORT-MCMORAN COPPER & GOLD INC.

By:     /s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President, Chief Financial Officer and Treasurer

Dated: June 2, 2014